UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   FREISHTAT, GREGG STEVEN
   5860 Winterthur Drive
   Atlanta, GA  30328
2. Issuer Name and Ticker or Trading Symbol
   S1 Corporation
   SONE
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Contract (1)          |(1)     |5-31-|J (1| |(1) (1)    |A,D|(1)  |(1)  |Common Stock|(1)    |(1)    |(1)         |I  |G.S. Freisht|
                      |        |00   |)   | |           |   |     |     |            |       |       |            |   |at, LLP     |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) On May 31, 2000, Gregg Steven Freishtat Limited Liability Partnership entered into a prepaid forward agreement (the "Agreement"), relating to a total of 380,600 shares (the "Base Amount") of common stock. The Agreement provides that the Reporting Person will deliver on June 2, 2003 (the
"Maturity Date") an aggregate number of shares of common stock (or, at the option of the Reporting Person, the cash equivalent of such shares) equal to the lesser of (a) the Base Amount of shares or (b) the Base Amount of shares multiplied by the sum of (x) $32.6893 and (y) any amount by which the final stock price on the Maturity Date exceeds $39.2272; divided by the final stock price on the Maturity Date.
In consideration therefor, the Agreement provides that the Gregg Steven Freishtat Limited Liability Partnership will receive an aggregate amount equal to $11,259,600.56.
SIGNATURE OF REPORTING PERSON
GREGG STEVEN FREISHTAT
DATE
June 8, 2000